Exhibit 99.1
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1A1
2.	Date of Material Change

February 19, 2008

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on February 19, 2008 through the facilities of Canada NewsWire.

4.	Summary of Material Change

BMO Financial Group (“BMO”) today announced a proposal to support, and provided further clarity around, certain off-balance sheet vehicles managed by BMO. BMO also announced senior management changes to take effect March 5, 2008.

5.	Full Description of Material Change

BMO today announced a proposal to support, and provided further clarity around, certain off-balance sheet vehicles managed by BMO. BMO also announced senior management changes to take effect March 5, 2008.

BMO today announced a proposal to provide senior ranked support for the funding of Links Finance Corporation (“Links”) and Parkland Finance Corporation (“Parkland” and together with Links, “SIVs”). Execution of the definitive agreement to provide support will depend on a number of factors, including approvals of the terms by the SIV boards. BMO liquidity facilities will backstop the repayment of senior note obligations to facilitate the SIVs’ access to further senior funding, provide the SIVs with supplemental funding and permit the SIVs to continue the strategy of selling assets in an orderly manner.

Since July 31, 2007, the assets in Links have been reduced from US$23.4 billion to US$12.3 billion and the assets in Parkland have been reduced from €3.4 billion to €1.2 billion, in both cases net of cash. This reduction principally reflects progress to date in the strategy to reduce the size of the SIVs.

BMO said given current market conditions, it is proposing these liquidity facilities to facilitate the continued orderly management of the SIVs, while balancing the interests of its shareholders, clients and debt holders.

The proposed liquidity facilities, which include previous financial support provided by BMO, will be capped at a maximum of approximately US$11 billion related to Links and €1.2 billion for Parkland.

BMO is continuing its discussions with a number of counterparties on restructuring alternatives for Apex/Sitka Trust. Charges taken in BMO’s fourth quarter 2007 and first quarter 2008 in connection with Apex/Sitka Trust total $210 million, leaving BMO with a net position of $495 million. The charges that BMO has taken reflect its expectations with respect to the probability of Apex/Sitka Trust being restructured. If Apex/Sitka is not restructured, it is expected that BMO would incur an additional charge that would approximate its remaining net investment of $495 million pre-tax. If BMO determines it is in its interest to do so, it may provide additional support to Apex/Sitka Trust.

BMO also announced that, effective March 5, 2008, Thomas E. Flynn is appointed Chief Risk Officer, BMO Financial Group; Russel C. Robertson joins BMO Financial Group as Interim Chief Financial Officer; and Thomas V. Milroy is appointed Chief Executive Officer of BMO Capital Markets, succeeding Yvan Bourdeau. Mr. Bourdeau will become Vice-Chair BMO Capital Markets with accountability for account coverage, while continuing to focus on the execution of BMO’s China/international objectives.

Each of Messrs. Flynn, Robertson, Milroy and Bourdeau will report to Bill Downe, President and Chief Executive Officer of BMO Financial Group.

Concurrent with these changes, Eric Tripp will assume the new position of President, BMO Capital Markets. He will report to Mr. Milroy.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.

9.	Date of Report

February 19, 2008
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except in accordance with applicable law.